Exhibit 99.1 November 8, 2023 Investor update for the nine months ended September 30, 2023 Polestar Automotive Holding UK PLC

Polestar

2

Disclaimer

Forward-Looking Statements
Certain statements in this presentation ("Presentation") of Polestar Automotive Holding UK PLC ("Polestar") may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential", "forecast", "plan", "seek", "future", "propose" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar's ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar's ability to maintain relationships with its existing suppliers, source new suppliers for its critical components , enter into longer term supply contracts, and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar's reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar's reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar's estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar's future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar's ability to establish its brand and capture additional market share; (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar's vehicles and other product offerings, and Polestar's reliance on a limited number of vehicle models to generate revenues; (17) Polestar's ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar's offerings; (19) risks related to Polestar's distribution model; (20) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia sand in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar's projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar's ability to forecast demand for its vehicles; (22) Polestar's ability to raise additional funding; (23) Polestar's ability to successfully execute cost-cutting activities and strategic efficiency initiatives; and (24) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Polestar's Form 20-F, and other documents filed, or to be filed, with the U.S. Securities & Exchange Commission ("SEC") by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Trademarks
This Presentation includes trademarks, trade names and service marks, certain of which belong to Polestar or Polestar's affiliates and others that are the property of other organizations. The Polestar logo and other trademarks or service marks of Polestar appearing in this prospectus are the property of Polestar. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that Polestar or its affiliates will not assert its or their rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. Polestar does not intend its use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Polestar by, these other parties.

Non-GAAP Financial Information
This presentation includes certain financial measures that are not presented in accordance with generally accepted accounting principles in the U.S. ("GAAP"), including adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow. Please see slide 29 for a reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures.

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Past results are not indicative of future performance and investing in securities of Polestar involves significant risks. Potential investors should read and understand the explanations of risks disclosed by Polestar in its filings with the SEC before making any decisions.

The information set forth herein is based upon information reasonably available to Polestar as of the date of this Presentation (or any such earlier date referenced herein), and Polestar does not undertake any obligation to update such information at any time after such date. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein and as may be amended.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Polestar, nor shall there be any sale or offer of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This Presentation is not intended to constitute, and should not be construed as investment, tax, legal or other advice. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein neither Polestar nor any of its directors, officers, employees, affiliates or advisors makes any representation or warranty with respect to the accuracy of such information. This Presentation does not purport to contain all of the information that may be required to evaluate Polestar and has solely been prepared for the purpose of generally familiarizing the reader with Polestar.

Statement Regarding Preliminary Unaudited Financial and Operational Results
The unaudited financial and operational information published herein is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from further work performed during Polestar's quarter-end review. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the preliminary unaudited operational and financial information published herein should not be considered a substitute for the further financial information to be filed with the SEC for the quarter ended September 30, 2023 expected on or before November 17, 2023.

Polestar

4 Polestar — Recent developments 1 Delivered 13,976 vehicles in Q323; up 51% year on year Achieved $613mn in revenues, driven by volume growth, as well as price increases implemented last year and MY24 ramp up Polestar 2 MY24 ramp up continues; receiving great independent reviews Top Gear: ‘One of the most complete electric cars money can buy’; Autotrader 4.5/5.0 Polestar 3 start of production in China on track; US factory preparation progressing well Completed successful hot weather testing in UAE; start of production Q124 in China, and the US in summer 2024 Polestar 4 production starts next week; first customer deliveries expected next month Recent media test drives in China at Ningbo racetrack delivered extremely positive reviews Polestar 4 LCA reveals lowest carbon impact of all Polestar vehicles at launch The Polestar 4 Standard range Single motor comes with a carbon footprint of 19.4 tCO2e Launched Prime Video in Google Play App Brings even more entertainment to Polestar 2 - accessible to stream content while parked or charging Announced strengthened business plan and funding update Announced strengthened business plan and funding update with Q323 results Holding Polestar Day in Los Angeles on 11.09.23 Polestar Day to showcase the latest innovations and technologies, alongside the full model line-up 1. Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c). 2. Rounded. See slide 26 for unaudited condensed consolidated statement of loss and comprehensive loss for figure in thousands of U.S. dollars.

5 Polestar — Our past, our present and our future Growth and established global reach Expansion and profitability History in performance 2017–2023 2024 onwards 1996–2017 – Launched Polestar 1 in 2017 and Polestar 2 in 2019 – Strengthened business plan with expected 2025 cash flow break- – Founded in 1996 as a racing team – First customer handovers and retail locations in 2020 even – Developed and sold performance software for Volvo Cars – Launched limited edition Polestar 6 in 2022 – 4 models in production by 2025, including two luxury SUVs – The official performance partner to Volvo Cars from 2009 – Launched Polestar 3 in 2022 and Polestar 4 for China in 2023 – Leading ambition of a climate-neutral production car by 2030 – Acquired by Volvo Cars in 2015 – Established sales and service network in 27 countries Source: Company information.

6 Polestar — Rapidly expanding premium product portfolio Polestar 1 Polestar 2 Polestar 3 Polestar 4 Polestar 5 Polestar 6 Type Hybrid Grand Tourer Fastback Luxury Aero SUV Premium Sport SUV Luxury Sport GT 4-Door Luxury 2+2 roadster Segment Sports Premium C/D premium SUV E premium SUV D premium F coupé premium S roadster premium 1 ASP ~$155k ~$50-70k ~$75-115k ~$60-90k >$100k >$150k 2 2 2 2 Range ~120km ~540km up to 610km 600km + 600km + 600km + Launch 2017 2019 2022 2023 2024E 2026E 3 Factory Chengdu, China Taizhou, China Chengdu, China Hangzhou Bay, China Chongqing, China Chongqing, China 4 Charleston, US TBC 1. Prices vary by region. Estimated indicative US market pricing range as of October 2023, subject to change. 2. WLTP (Worldwide Harmonised Light Vehicle Test Procedure) target range. 3. On August 1, 2023, Chengdu manufacturing plant was sold to Zhejiang Geely Property Investment Holding Co. Ltd. The total consideration received from the sale of the plant was $71mn. 4. Another production site earmarked outside China. To be confirmed soon; expected to start production in mid-2025. Source: Company information, management estimates.

7 Polestar — Our asset-light model Flexible and scalable set-up – Agility of a start-up – Innovation and high-performance technologies – Avant-garde design – Leading sustainability goals – Full vehicle attributes – Digital first DTC customer approach Stability of established players – Over 100 years of combined experience – Platform development – Engineering capability – Supply chain and partnerships – Manufacturing capacity – Safety credentials – Service network access Source: Company information.

8 Polestar — Our core pillars 02 03 01 Innovation Sustainability Design – Bonded aluminium platform – Climate-neutral car by 2030 with ongoing sustainability upgrades – Avant-garde, pure Scandinavian design – High-performance electric motors – Circular battery and material strategy, battery centers in place – High tech minimalism – Advanced battery technology design – Blockchain-powered traceability on risk materials – Design perfection focus – R&D capability in the UK, Sweden and China – Ethical and inclusive work principles and values – Unique design attributes Source: Company information.

9 Polestar — Our well-defined growth strategy Global network – Q3 2022 vs Q3 2023 Product launches Global presence 1 2019 Polestar 2 Locations 2022 Polestar 3 128 157 2023 Polestar 4 2 Service points 2024E Polestar 5 1,033 1,135 2026E Polestar 6 27 01 02 03 Rapidly expanding product portfolio Growth in existing and new markets Expanding sales and service network 1. Represents Polestar Spaces, Polestar Destinations and Polestar Test Drive Centers (Unaudited). 2. Represents Volvo Cars service centres to provide access to customer service points worldwide in support of Polestar’s international expansion (Unaudited). Source: Company information.

Unaudited financial highlights for the nine months ended September 30, 2023

Financial and operational highlights

11

Key preliminary financial highlights for the nine months ended Sep 30, 2023 (unaudited)


Global volumes
(vehicles, k)
30.4
41.8
9M 2022
9M 2023


Revenue
($ mn)
1,477
1,844
9M 2022
9M 2023


Cash and cash equivalents
($ mn)
974
951
FY 2022
Q3 2023

Delivered 41,817 vehicles

Up 37% year on year, with strong Polestar 2 sales in United Kingdom and Germany, alongside incremental sales in our newest markets of Italy, Spain, and Portugal.

Achieved $1.8bn in revenues

Up 25% year on year, driven by higher Polestar 2 sales and price increases implemented last year and Model Year 2024 ramp up in Q323, partially offset by channel and product mix and higher discounts.

Cash balance of $951mn

Reflecting the liquidity provided by the Volvo Cars shareholder term loan and other short-term financing facilities, partially offset by the operating loss, working capital changes and investment in IP.

Note: All U.S. dollar figures on this slide rounded. See slide 26 for unaudited condensed consolidated statement of loss and comprehensive loss for figure in thousands of U.S. dollars.

12 Financial and operational highlights — Key preliminary financial highlights for the three months ended Sep 30, 2023 (unaudited) Revenue up 41% With higher deliveries and price increases implemented last year and MY24 ramp up, offset US$ million Q3 2023 Q3 2022 % Change by channel and product mix, and higher discounts 613 435 41 Revenue Gross profit of $4mn Cost of sales (610) (431) 41 Higher contract manufacturing costs and inventory impairment charge, partly offset by Gross profit 4 4 (11) positive FX effect Gross margin (%) 0.9 0.6 (30)bps SG&A up 32% Primarily higher advertising, selling and SG&A expense (236) (179) 32 promotion activities ahead of PS3 and PS4 R&D expense (55) (25) 123 deliveries Other operating income, net 26 3 n/m R&D up $30mn Reflecting continued investment in future Operating loss (261) (196) 33 vehicles and technologies Operating loss up 33% Predominantly impacted by the impairment charges and higher operating expenses Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 26 for unaudited condensed consolidated statement of loss for figures in thousands of U.S. dollars.

13

Financial and operational highlights

Key preliminary financial highlights for the nine months ended Sep 30, 2023 (unaudited)

Variances for 9M 2023 versus 9M 2022 largely followed the trends outlined for Q3 2023 versus Q3 2022, with the following notable exceptions:

Gross profit of $21mn
Higher contract manufacturing costs, inventory impairment and supplier charges for semiconductors and batteries, partially offset by price increases implemented last year and positive FX

Operating loss down 32%
Adjusted operating loss broadly flat, excluding Q222 one-time share-based listing charge of $372mn

US$ million	9M 2023	9M 2022	*% Change*
Revenue	1,844	1,477	*25*
Cost of sales	(1,823)	(1,419)	*28*
Gross profit	21	57	*(63)*
Gross margin (%)	*1.2*	*3.9*	*(270)bps*
SG&A expense	(685)	(625)	*10*
R&D expense	(136)	(123)	*10*
Other operating income (expense), net	65	(18)	*n/m*
Listing expense[1]	-	(372)	*n/m*
Operating loss	(735)	(1,082)	*(32)*
Adjusted operating loss[2]	(735)	(709)	*4*

1. The listing expense in Q2 2022 represents a non-recurring, non-cash, share-based listing charge, incurred in connection with the business combination with Gores Guggenheim, Inc. on June 23, 2022.
2. Non-GAAP measure. See slide 29 for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 26 for unaudited condensed consolidated statement of loss for figures in thousands of U.S. dollars.

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Financial and operational highlights

Preliminary cash flow for the nine months ended Sep 30, 2023 (unaudited)

Operating
Mainly attribute to operating loss and working capital changes with higher levels of inventory and trade payables payments

Investing
Primarily as a result of Polestar 2, Polestar 3 and Polestar 4 intellectual property investments, offset by the divestment of Chengdu manufacturing plant

Financing
Reflecting short-term borrowings of \$3,422mn, of which \$800mn was drawn down from the Volvo Cars shareholder term loan, and principal repayments of \$1,877mn



Cash flow
($ mn)
974
(1,335)
(189)
1,545
(44)
951
2022
Operating
Investing
Financing
FX on cash
Q3 2023

Note: All U.S. dollar figures on this slide rounded. See slide 28 for unaudited condensed consolidated statement of cash flows for figures in thousands of U.S. dollars.

15 Financial and operational highlights — 2023 outlook Liquidity Global deliveries Gross profit margin Strengthened ~60k ~2% Expect a FY23 gross profit margin of around 2%, Expect to deliver c60k vehicles, as we maintain a With $951mn cash on the balance sheet, with lower deliveries for the year and the disciplined approach to our premium brand $450mn new funds from major shareholders, as financial performance to date, in particular positioning against the background of weakening well as other unutilized funding sources. inventory impairment charges. global consumer demand particularly affecting the rate of EV adoption. Source: Company estimates.

Strengthened business plan – business drivers and key financials

17

Strengthened business plan
—
2025 targets

Global volume

155-165k

With four models expected to be in production in 2025, Polestar 2, Polestar 3, Polestar 4 and Polestar 5, we are targeting total deliveries of around 155-165k.

Gross profit margin

High teens

Anticipating an improved product mix and additional margin enhancing measures, we are targeting gross margin in the high teens.

Additional external funding need

~$1.3bn

Based on the expected cumulative negative free cash flow of ~$1.9bn from end Q323 until achieving cash flow break-even targeted for 2025 and taking into account $600mn of existing and new financing and liquidity support from Geely Holding and Volvo Cars.

Source: Company estimates.
* Free cash flows is defined as Cash flows from operating activities and Cash flows from investing activities. Free cash flow is a non-IFRS financial measure.

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Strengthened business plan

—

Key business actions

Gross margin improvement measures

Richer product mix - a main driver of accelerated margin progression
With model line-up expected to expand from 1 to 4 in 2025, to include more luxurious and exclusive cars which will yield much higher margins.

Increased build options and packs
We expect to monetise our rapidly growing luxury model line-up, by offering customers more flexibility and much greater customization options.

More focused approach to market presence
In Europe, we intend on directing sales and investments towards markets that have the greatest potential for profitable growth. In China, our innovative JV model is expected to lead to higher sales and technological advances.

Improved profitability of the US business
By diversifying planned manufacturing footprint into the US and adding another production location outside China. We will also plan to optimize marketing and retail partner set up.

Further product cost reduction opportunities
By working closely with our current manufacturing partners to drive the costs down, while maintaining the high-quality product.

Cost management measures

Already announced headcount reductions
Measures announced with Q123 results, which included taking out 300 existing headcount as well as a hiring freeze that eliminated 500 additional roles that were planned for this year, were completed.

Resized and optimised advertising, selling & promotion spend
We intend to improve marketing efficiency, with market spend re-allocation, alongside funnel and channel mix improvements.

Commercial digital efficiency
We intend to steer value-based prioritisations and increase effectiveness in Digital Industrial Core and Digital Commercial Experience.

R&D set up and efficiency
We intend to ensure R&D operations are operating efficiently through working smarter across our sales network and at head office.

Capex and Working Capital management
We intend to continue to be very disciplined in our planned capex spend. We will also look for ways to reduce working capital through JV set up as well as more localized manufacturing.

Source: Company information, estimates.

Imagery

20 Polestar 2 — Model Year 24

21 Polestar 3 — Hot weather testing in UAE

22 Polestar 4 — The electric SUV coupé

23 Polestar 5 — Dynamic debut at Goodwood Festival of Speed

24 Polestar 6 — The electric roadster

Appendix

26 Financial statements — Preliminary unaudited condensed consolidated statement of income (loss) in thousands of U.S. dollars except per share data and unless otherwise stated For the three months ended September 30, For the nine months ended September 30, 2023 2022 2023 2022 Revenue 613,182 435,449 1,844,447 1,476,746 Cost of sales (609,581) (431,390) (1,823,234) (1,419,271) Gross profit 3,601 4,059 21,213 57,475 Selling, general and administrative expense (236,246) (178,643) (684,877) (625,424) Research and development expense (54,865) (24,598) (136,176) (123,353) Other operating income (expense), net 26,305 2,781 64,886 (17,961) Listing expense — — — (372,318) Operating loss (261,205) (196,401) (734,954) (1,081,581) Finance income 8,997 711 21,487 1,485 Finance expense (63,389) (60,539) (153,904) (111,966) Fair value change - Earn-out rights 155,557 546,961 388,552 965,668 Fair value change - Class C Shares 7,250 14,059 18,000 35,590 Income (loss) before income taxes (152,790) 304,791 (460,819) (190,804) Income tax expense (2,579) (5,404) (7,581) (12,543) Net income (loss) (155,369) 299,387 (468,400) (203,347)

27 Financial statements — Preliminary unaudited condensed consolidated statement of financial position in thousands of U.S. dollars September 30, 2023 December 31, 2022 in thousands of U.S. dollars September 30, 2023 December 31, 2022 Assets Liabilities Non-current assets Non-current liabilities Intangible assets and goodwill 1,529,706 1,396,477 Non-current contract liabilities (60,866) (50,252) Property, plant and equipment 259,656 258,048 Deferred tax liabilities (461) (476) Vehicles under operating leases 93,945 92,198 Other non-current provisions (107,844) (73,985) Other non-current assets 4,008 5,306 Other non-current liabilities (60,641) (14,753) Deferred tax asset 17,628 7,755 Earn-out liability (210,019) (598,570) Other investments 2,225 2,333 Other non-current interest-bearing liabilities (74,529) (85,556) Total non-current assets 1,907,168 1,762,117 Total non-current liabilities (514,360) (823,592) Current assets Current liabilities Cash and cash equivalents 951,088 973,877 Trade payables (96,079) (98,458) Trade receivables 140,382 246,107 Trade payables - related parties (632,354) (957,497) Trade receivables - related parties 135,180 74,996 Accrued expenses - related parties (323,462) (164,902) Accrued income - related parties 75,323 49,060 Advance payments from customers (18,487) (40,869) Inventories 1,005,607 658,559 Current provisions (63,884) (74,907) Current tax assets 8,010 7,184 Liabilities to credit institutions (2,036,525) (1,328,752) Assets held for sale — 63,224 Current tax liabilities (14,370) (10,617) Other current assets 160,816 107,327 Interest-bearing current liabilities (28,821) (21,545) Other current assets - related parties 2,890 Interest-bearing current liabilities - related parties (829,658) (16,690) Total current assets 2,479,296 2,180,334 Current contract liabilities (101,224) (46,217) Total assets 4,386,464 3,942,451 Class C Shares liability (10,000) (28,000) Other current liabilities (308,174) (393,790) Equity Other current liabilities - related parties (37,999) (70,258) Share capital (21,168) (21,165) Total current liabilities (4,501,037) (3,252,502) Other contributed capital (3,587,871) (3,584,232) Total liabilities (5,015,397) (4,076,094) Foreign currency translation reserve 42,796 12,265 Total equity and liabilities (4,386,464) (3,942,451) Accumulated deficit 4,195,176 3,726,775 Total equity 628,933 133,643

28 Financial statements — Preliminary unaudited condensed consolidated statement of cash flows For the nine months ended For the nine months ended September 30, September 30, in thousands of U.S. dollars in thousands of U.S. dollars 2023 2022 2023 2022 Cash flows from investing activities Cash flows from operating activities Additions to property, plant and equipment (51,699) (7,452) Net loss (468,400) (203,347) Additions to intangible assets (293,048) (642,846) Adjustments to reconcile net loss to net cash flows: Additions to other investments — (2,480) Depreciation and amortization expense 101,499 140,063 Warranties 56,805 — Proceeds from the sale of property, plant and equipment 1,747 — Inventory impairment 39,415 — Proceeds from disposal of asset grouping classified as held for sale 153,586 — Finance income (21,487) (1,485) Cash used for investing activities (189,414) (652,778) Finance expense 153,904 111,966 Fair value change - Earn-out rights (388,552) (965,668) Cash flows from financing activities Fair value change - Class C Shares (18,000) (35,590) Proceeds from short-term borrowings 3,422,189 1,555,201 Listing expense — 372,318 Principal repayments of short-term borrowings (1,857,680) (957,186) Income tax expense 7,581 12,543 Principal repayments of lease liabilities (19,160) (11,332) Other non-cash expense 16,646 12,497 Proceeds from the issuance of share capital and other contributed Change in operating assets and liabilities: capital — 1,417,973 Inventories (372,504) (311,154) Transaction costs — (38,903) Vehicles under operating leases — 17,722 Cash provided by financing activities 1,545,349 1,965,753 Contract liabilities 69,033 (16,390) Effect of foreign exchange rate changes on cash and cash equivalents (43,907) (57,968) Trade receivables, prepaid expenses and other assets (113,113) (43,458) Net increase in cash and cash equivalents (22,789) 231,582 Trade payables, accrued expenses and other liabilities (306,039) (60,645) Cash and cash equivalents at beginning of period 973,877 756,677 Interest received 21,487 1,485 Cash and cash equivalents at end of period 951,088 988,259 Interest paid (98,549) (37,075) Taxes paid (14,543) (17,207) Cash used for operating activities (1,334,817) (1,023,425)

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Financial statements

—

Preliminary unaudited reconciliation of GAAP and Non-GAAP results

Non-GAAP financial measures

Polestar uses both generally accepted accounting principles (i.e., IFRS known as "GAAP") and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide a useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies. These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar's operating performance. The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

in thousands of U.S. dollars	For the three months ended September 30,		For the nine months ended September 30,	
	2023	2022	2023	2022
Adjusted operating loss				
Operating loss	(261,205)	(196,401)	(734,954)	(1,081,581)
Listing expense	—	—	—	372,318
Adjusted operating loss	**(261,205)**	**(196,401)**	**(734,954)**	**(709,263)**

in thousands of U.S. dollars	For the three months ended September 30,		For the nine months ended September 30,	
	2023	2022	2023	2022
Adjusted net loss				
Net loss	(155,369)	299,387	(468,400)	(203,347)
Listing expense	—	—	—	372,318
Fair value change - Earn-out rights	(155,557)	(546,961)	(388,552)	(965,668)
Fair value change - Class C Shares	(7,250)	(14,059)	(18,000)	(35,590)
Adjusted net loss	**(318,176)**	**(261,633)**	**(874,952)**	**(832,287)**

in thousands of U.S. dollars	For the three months ended September 30,		For the nine months ended September 30,	
	2023	2022	2023	2022
Adjusted EBITDA				
Net loss	(155,369)	299,387	(468,400)	(203,347)
Listing expense	—	—	—	372,318
Fair value change - Earn-out rights	(155,557)	(546,961)	(388,552)	(965,668)
Fair value change - Class C Shares	(7,250)	(14,059)	(18,000)	(35,590)
Interest income	(8,997)	(711)	(21,487)	(1,485)
Interest expenses	59,011	11,824	130,736	46,205
Income tax expense	2,579	5,404	7,581	12,543
Depreciation and amortization	51,345	69,363	101,499	140,063
Adjusted EBITDA	**(214,238)**	**(175,753)**	**(656,622)**	**(634,961)**

in thousands of U.S. dollars	For the nine months ended September 30,	
	2023	2022
Free cash flow		
Cash used for operating activities	(1,334,817)	(1,023,425)
Additions to property, plant and equipment	(51,699)	(7,452)
Additions to intangible assets	(293,048)	(642,846)
Free cash flow	**(1,679,564)**	**(1,673,723)**

Investor update for preliminary unaudited results for the nine months ended Sep 30, 2023 — Contact information For questions, please contact: Bojana Flint Head of Investor Relations ir@polestar.com Polestar Assar Gabrielssons Väg 9 SE-418 78 Göteborg Sweden polestar.com All ideas contained within this document are owned by Polestar. © Polestar 2023